February 16, 2011

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549-4628

Mail Stop 4628

Re:	Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 1, 2010
File No. 1-08968

Dear Mr. Skinner:

We are providing the following responses to the comment letter dated February 2, 2011, from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-Q for the quarterly period ended September 30, 2010 (“Form 10-Q”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-Q is materially accurate and, accordingly, that amendment is not necessary. To the extent appropriate, we intend to include additional information derived from our responses provided below in our Annual Report on Form 10-K for the year ended December 31, 2010.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Brad Skinner

United States Securities and Exchange Commission

February 16, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2010

Notes to Consolidated Financial Statements

Note 2. Deepwater Horizon Events

JOA Contingent Liabilities, page 9

1.

We note you do not consider the joint operating agreement (“JOA”) contingent liabilities for Deepwater Horizon event-related costs billed by BP to satisfy the standard of “probable” for loss recognition. We also note this conclusion is based on your belief that BP’s decisions, omissions, and actions likely constitute gross negligence or willful misconduct and as a result, BP, as the operator of the well, will be solely responsible for these liabilities.

You indicate that you are withholding reimbursement to BP for Deepwater Horizon event-related invoices pending the completion of various ongoing investigations. You also indicate that, in the future, you may recognize a liability for amounts invoiced by BP under the JOA if new information alters your current assessment as the likelihood of your incurring a liability for your existing JOA contingent obligations.

Disclose, in greater detail, the investigations, proceedings, hearings or other sources of information that will impact your assessment of the probability that you will incur a liability for your existing JOA contingent obligations. Indicate the nature of the information that that you expect to receive from the various sources you have identified, as well as when, and under what circumstances, you expect to receive this information. Your disclosure should clearly explain the nature of any information that would result in your recording a liability for your existing JOA contingent liabilities, as well as when you would expect to receive such information.

Response: The principal proceedings that we currently believe will impact our assessment as to the probability of incurring a liability for existing Operating Agreement (“OA”) contingent obligations include legal proceedings pending in the United States District Court for the Eastern District of Louisiana, and several investigations by the federal government and other parties into the cause of the well blowout, explosion, and resulting oil spill.

As discussed in Note 2 to our Form 10-Q, the primary legal proceedings that could impact our current liability assessment are combined into a Multidistrict Litigation (“MDL”). Within the MDL, there are currently approximately 350 cases and an admiralty proceeding.

There are also active federal investigations related to the Deepwater Horizon Events, including investigations by The Deepwater Horizon Joint Investigation Team, the U.S. Chemical Safety Board, and the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling. We cannot predict the nature of evidence that may be discovered

Mr. Brad Skinner

United States Securities and Exchange Commission

February 16, 2011

during the course of legal proceedings and investigations, the timing of discovery, or the timing of completion of any legal proceedings or investigations. The Company will continue to evaluate its assessment of OA contingent liabilities based on the accumulation of evidence expected to be obtained through continued discovery, expert testimony and opinion, and technical analysis.

2.

Please tell us whether you have entered into any settlement discussions regarding amounts that have been incurred on your behalf by the operator of the Macondo well and, if so, please describe the status of these negotiations.

Response: To date, there have been no substantive discussions between the parties with respect to settlement around the Deepwater Horizon events. Any settlement discussions that occur would likely be subject to confidentiality agreements between the parties and would be evaluated under the provisions of FASB ASC 450-20 to ensure appropriate disclosure and, if necessary, liability accrual.

Allocable Share of Gross OPA-related Environmental Costs, page 14

3.

We note you have concluded that a range of 0 – 25% is appropriate for your potential allocable share of gross OPA-related environmental liabilities. Specifically, your disclosure states that amounts paid by the operator of the well become JOA contingent liabilities and relieve your obligation as a responsible party. Please tell us in more detail how you determined the low end of your potential range of loss to be 0% with a focus on the relevant terms of the JOA and the circumstances that may result in an increase to your obligation. Refer to FASB ASC 450-20-30-1.

Response: Liability for Oil Pollution Act (“OPA”) environmental costs may be joint and several in nature among all responsible parties (“RPs”). To date, BP Exploration & Production, Inc. (“BP”) has funded 100% of all OPA-related environmental costs, thereby satisfying these liabilities for all RPs, including Anadarko.

We believe that in order for BP to obtain reimbursement from Anadarko under the OA for OPA-related environmental costs, BP must establish that it is entitled to reimbursement for amounts paid under the terms of the OA. The OA does not provide for reimbursement of costs incurred by BP that arose as a result of a BP’s own gross negligence or willful misconduct. We continue to believe that publicly available evidence indicates that the Deepwater Horizon events were preventable and the direct result of BP’s decisions, omissions and actions, and likely constitute gross negligence or willful misconduct by BP, resulting in the likely disallowance of any reimbursement claims made by BP under the OA for OPA-related environmental costs.

Mr. Brad Skinner

United States Securities and Exchange Commission

February 16, 2011

The 0% low end of the range was based on the assumptions that BP continues to fund 100% of OPA-related environmental costs, and that BP’s reimbursement claims are invalid under the relevant terms of the OA. The assumption that BP will continue to fund 100% of OPA-related environmental costs is consistent with BP’s prior actions and public comments. As disclosed in our Form 10-Q, we concluded that no single allocation percentage within the 0-25% range was more likely than the other; accordingly, we accrued to the low end of the range as required by FASB ASC 450-20-30-1 for OPA-related environmental liabilities.

Circumstances that may affect our analysis of OPA-related environmental liabilities are described in our response to Comment 1.

4.

Disclosure in your filing indicates that responsible parties face joint and several liability for amounts payable under OPA. In view of this, and given your status as a responsible party, expand your disclosure under this section to explain your basis for concluding that 25% represents the upper end of the range for your potential allocable share of OPA-related liabilities.

Response: As noted above, BP has agreed to and is paying all OPA-related environmental costs. The 25% upper end of the range of loss for our potential allocable share of OPA-related environmental costs was based on the financial terms of the OA. We do not consider a higher allocable percentage to be reasonable based on BP’s public statements that it intends to continue to honor its commitments in the Gulf of Mexico, our assessment of BP’s financial wherewithal to continue funding OPA-related environmental costs and our assessment of the other OA party’s ability to fund its share of potential costs.

Other Contingencies, page 15

5.

We note your disclosure stating that, under the Clean Water Act (“CWA”), penalties may be assessed against the “owner, operator or person in charge” and, given your status as a non-operating interest holder, it is not clear if you would be assessed penalties based on the action of the operator. Please tell us how your assessment of potential penalties under the CWA has changed as a result of the lawsuit filed by the United States Department of Justice on December 15, 2010 in which you are named as a defendant.

Response: Please see our response to Comment 6.

6.

In connection with the preceding comment, we note that increased civil penalties may be due under the CWA in cases of gross negligence or willful misconduct. We also note your earlier conclusions regarding the JOA indicating that the events surrounding the Deepwater Horizon are a result of gross negligence and willful misconduct on the part of the well operator. Considering the significance this determination could have on the amount of fines

Mr. Brad Skinner

United States Securities and Exchange Commission

February 16, 2011

and penalties, please describe the potential impact of your conclusion regarding gross negligence by the operator on your assessment of fines due under the CWA. If gross negligence were to be determined, please outline the potential impact this could have on your estimates with regards to your CWA penalties.

Response: While Anadarko was named in the United States Department of Justice (“DOJ”) civil lawsuit filed on December 15, 2010, its status as a defendant does not mean that Anadarko will be assessed a penalty in that action. CWA penalties, in practice, are generally assessed on a party-specific basis and take into account several factors such as the party’s degree of fault. The Company considers BP’s actions as well as the Company’s lack of direct involvement in the spill significant for purposes of concluding that potential losses from CWA penalty assessments are not “probable” at this time, and neither the filing of the DOJ civil lawsuit nor the potential for BP to be found grossly negligent alters the Company’s prior assessment of potential penalties under the CWA.

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ ROBERT G. GWIN

cc:	H. Paulett Eberhart, Chairperson, Audit Committee

Christopher O. Champion, KPMG LLP

David P. Oelman, Vinson & Elkins L.L.P.

D. Alan Beck, Jr., Vinson & Elkins L.L.P.